Liquid Media Group Ltd. 202 – 5626 Larch Street Vancouver, British Columbia V6M 4E1, Canada NASDAQ: YVR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON TUESDAY, FEBRUARY 4, 2020

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

January 7, 2020

Liquid Media Group Ltd. 202 – 5626 Larch Street Vancouver, British Columbia V6M 4E1, Canada NASDAQ: YVR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the “Meeting”) of Liquid Media Group Ltd. (the "Company") will be held at the offices of Miller Thomson LLP, 400 – 725 Granville Street, Vancouver, British Columbia, at 10:00 a.m., on Tuesday, February 4, 2020 for the following purposes:

1.

To receive and consider the audited consolidated financial statements of the Company for the years ended February 28, 2018 and November 30, 2018, together with the reports of the auditors thereon;

2.

To fix the number of directors at five;

3.

To elect directors, as Class III directors, as more particularly set out in the accompanying Information Circular;

4.

To appoint Davidson and Company LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration; and

5.

To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on December 31, 2019 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Odyssey Trust Company Attn: Proxy Department, 409 Granville Street, Suite 323, Vancouver, British Columbia, Canada, V6C 1T2, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 7th day of January, 2020.

BY ORDER OF THE BOARD

/s/ “Joshua Jackson”

Joshua Jackson

Chair

Liquid Media Group Ltd. 202 – 5626 Larch Street Vancouver, British Columbia V6M 4E1, Canada NASDAQ: YVR

MANAGEMENT INFORMATION CIRCULAR

This Information Circular contains information as at January 7, 2020 unless otherwise stated.

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of Liquid Media Group Ltd. (the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders (“Shareholders”) of the Company to be held at 10:00 a.m. (Vancouver time) on Tuesday, February 4, 2020, at the place and for the purposes set forth in the notice of the Meeting (the Notice of Meeting”).

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by Management will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Registered Shareholders

If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the proxy, and return it to Odyssey Trust Company, 409 Granville Street, Suite 323, Vancouver, British Columbia, Canada, V6C 1T2, not less than 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment(s) or postponement(s) thereof.

Non-Registered Shareholders

Only directly registered Shareholders or duly appointed proxyholders are entitled to vote at the Meeting. Most Shareholders are non-registered Shareholders (“Non-Registered Shareholders”) because the common shares of the Company (“Common Shares”) they own are not registered in their names but are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESSPs and similar plans); or (b) in the name of a clearing agency such as The Canadian Depository for Securities Limited in Canada or the Depository Trust Company in the United States, of which the Intermediary is a participant.

These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

a)

Be given a proxy which has already been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed by the Intermediary. This form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and return it in accordance with the instructions provided in the proxy; or

b)

More typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form” or “VIF”), which the Intermediary must follow.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Shareholder should strike out the names of the persons named in the Proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the cases of a VIF, follow the corresponding instructions on the form.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to both registered and non-registered owners of the Common Shares. If you are a Non-Registered Shareholder, and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. The Company does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the cost of delivery.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors and/or officers of the Company. A Shareholder has the right to appoint a person or company (who need not be a Shareholder) other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such Shareholder at the Meeting and any adjournment(s) or postponement(s) thereof. Such right may be exercised either by striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Odyssey Trust Company, 409 Granville Street, Suite 323, Vancouver, British Columbia, Canada, V6C 1T2, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, or any adjournment(s) or postponement(s) thereof.

A registered Shareholder of the Company who has given a proxy may revoke the proxy by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company at any time prior to 8:00 a.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof, (ii) with the said office of Odyssey Trust Company Attn: Proxy Department at any time prior to 8:00 a.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof, or (iii) with the Chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke a VIF or proxy that has been given to an Intermediary or to the service company that the Intermediary uses by following the instructions of the Intermediary respecting the revocation of proxies, provided that an Intermediary is not required to act on a revocation of a proxy or VIF which is not received by the Intermediary at least seven days prior to the Meeting.

Voting and Discretion of Proxies

The Common Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment or postponement thereof, in accordance with the instructions of the Shareholder thereon. In the absence of instructions, such Common Shares will be voted in favour of each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the accompanying Notice of Meeting and on other matters, if any, which may properly come before the Meeting or any adjournment or postponement thereof.

NOTICE AND ACCESS

The Company is not sending the Meeting Materials to registered Shareholders or Non-Registered Shareholders using notice-and-access delivery procedures defined under NI 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee of Management for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the record date, determined by the Board of Directors of the Company (the “Board”) to be the close of business on December 31, 2019 (the “Record Date”), a total of 5,627,165 Common Shares were issued and outstanding. Each Common Share entitles the Shareholder of record to one vote at the Meeting. The Company has no other classes of voting securities.  Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

To the knowledge of the directors and officers of the Company, as of December 31, 2019, there is no person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

In the event an outstanding convertible debenture for US$500,000 was exercised as of December 31, 2019, the following person would own, directly or indirectly, or exercise control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage
Joshua Jackson	930,306 (1)	15.55%

(i)

Includes 239,719 common shares currently held, and 23,921 common share purchase warrants, which, if fully exercised, would be 23,921 common shares, as well as 333,333 units issuable upon conversion the convertible debenture, consisting of 333,333 common shares and 333,333 common share purchase warrants, which, if fully exercised would be 333,333 common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE COMPANY’s DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

1.

Financial Statements

The Board has approved the audited consolidated financial statements for the fiscal years ended February 28, 2018 and November 30, 2018, together with the auditor’s reports thereon. Copies of these financial statements have been sent to those Shareholders who had requested receipt of the same and are also available on SEDAR at www.sedar.com.

2.

Set Numbers of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five. The number of directors will be approved if the affirmative vote of at least a majority of Common Shares present or represented by proxy at the Meeting and entitled to vote thereat are voted in favour of setting the number of directors at five.

The shares represented by proxy will be voted FOR the resolution to set the number of directors at five, unless the Shareholder has specified in the form of proxy that the Shareholder’s Common Shares are to be voted against the resolution.

3.

Election of Directors

The Board is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office, which expire at the third succeeding general meeting.  Any director whose term has expired is eligible for re-election subject to Board approval.

Charlie Brezer was appointed as a director on July 18, 2018.  Joshua Jackson, Daniel Cruz and Stephen Jackson were appointed as directors on July 19, 2018, upon consummation of the Plan of Arrangement with Liquid Media Group (Canada) Ltd. (“Liquid Canada”). The Plan of Arrangement ultimately closed on August 8, 2018 and Liquid Canada became a wholly-owned subsidiary of the Company (the “Transaction”).  Nancy Basi was appointed as a director on May 28, 2019.

Daniel Cruz and Nancy Basi are designated as Class I directors with a term that expires at the Company’s 2022 annual general meeting (“AGM”) meeting.

Charlie Brezer is designated as a Class II director with a term of office that expires at the 2020 AGM to be held later this year.

Joshua Jackson and Stephen Jackson are designated as Class III directors, with a term that was to expire as of the 2018 annual shareholders meeting.  As a result of the Transaction, an annual shareholders meeting was not held in 2018.  Therefore the Class III directors will, upon election by the shareholders, have a remaining term until the Company’s 2021 shareholder meeting.

Accordingly, at the Meeting, the persons named below will be presented for election at the Meeting as management’s nominees to the Board.  Information concerning such persons, as furnished by the individual nominees, as at Record Date, is as follows:

Name, Jurisdiction of Residence and Position with the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Class of Director and Term of Expiry	Number of Common Shares beneficially owned or directly or indirectly controlled	Other Class of Securities Held
Joshua Jackson (1) Woodland Hills, CA USA Chair

Mr. Jackson has been the Chair of the Company since July 2018, prior to which he had the same roles with the Company’s predecessor company, Liquid Media Group (Canada) Ltd. (“Liquid Canada”) since January 2014.  Mr. Jackson is an actor, producer and director with over 20 years’ experience in the film industry.  Mr. Jackson has won several awards and nominations for his film and television work, including a Genie for best actor and a “Screen Actors Guild” award.  He has starred in Golden Globe winning show “The Affair”, “Dawson’s Creek” and “Fringe” with JJ Abrams as Director/Producer.  As a 23-year member of the Screen Actors Guild and a 13 year member of the Directors Guild of America, Mr. Jackson has significant experience and a large network in the Hollywood business community.

		July 19, 2018	Class III At the 2021 AGM	239,719	US$500,000 convertible debenture (2) 23,921 share purchase warrants 23,000 stock options
Stephen Jackson (1) Vancouver, BC Director

Mr. Jackson has been a director of the Company since July 2018.  Mr. Jackson acts as corporate counsel at Northland Properties Corporation and advises on a wide range of corporate, real estate, labour and commercial matters.  Previously, he was a principal at Forstrom Jackson from 1999 to 2018, when he advised clients on commercial and particularly securities matters in Canada, the USA and other jurisdictions.  He was called to the bar of BC in 1989 and has also been called to the bar of Yukon.  He has acted as a director and officer of a number of public companies in Canada and the US.

		July 19, 2018	Class III At the 2021 AGM	Nil	50,000 stock options

(1)

Member of the Audit Committee.

(2)

Convertible debenture is convertible into 333,333 units, consisting of 333,333 common shares and 333,333 common share purchase warrants, which, if fully exercised would be 333,333 common shares.

Each Class III director elected at the Meeting will hold office until the term of expiry noted above or until his or her successor is duly elected or appointed.

The person named below are the current directors whose term of office will continue after the Meeting.

Name, Jurisdiction of Residence and Position with the Company	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since		Number of Common Shares beneficially owned or directly or indirectly controlled (1)
Charlie Brezer Vancouver, BC Director	Mr. Brezer has been a director of the Company since July 2018, prior to which he was a director of Liquid Canada since October 2015. Mr. Brezer is an entrepreneur and businessman with over fifteen years of business experience. Mr. Brezer has experience in taking businesses from infancy to concept development to commercial growth. Mr. Brezer has completed the Canadian Securities Course.	July 18, 2018	Class II At the 2020 AGM	63,235	12,000 share purchase warrants 150,000 stock options

Daniel Cruz Vancouver, BC CFO and Director	Mr. Cruz has been the CFO and a director of the Company since July 2018, prior to which he had the same roles with Liquid Canada since May 1, 2017. Mr. Cruz is an experienced financial industry professional having worked for 12 years as a senior investment advisor where he gained experience in equity research, asset management, investor relations, corporate finance and venture capital.	July 19, 2018	Class I At the 2022 AGM	95,179	46,667 share purchase warrants 150,000 stock options
Nancy Basi (1) Vancouver, BC Director

Ms. Basi is Executive Director of the Media & Entertainment Centre (VMEC) for the Vancouver Economic Commission, where she works strategically to grow and support the screen-based entertainment industries for the City of Vancouver and surrounding areas.  Included in her portfolio are features, series, visual efforts and animation, games and virtual/augmented reality.  With her move to the VMEC in 2011, Ms. Basi brought her 20 years of experience in the feature film, television and commercial industry in physical production, visual effects and animation.  Clients included Walt Disney Studios, Columbia Pictures, Warner Bros., 20th Century Fox, Nike and Mercedes.  Ms. Basis currently serves on the Executive Board of Women in Animation (WIM) Vancouver Chapter and as Vice President of the VRARA Vancouver Chapter (Virtual Reality/Augmented Reality Association), and is a member of numerous digital entertainment societies and member-based organizations.

		May 28, 2019	Class I At the 2022 AGM	7,000	Nil

(1)

Member of the Audit Committee.

Corporate Cease Trade Orders / Bankruptcy

No proposed nominee for election as a director of the Company is, as at the date hereof, or has been, within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer, of any company (including the Company) that:

(a)

while that person was acting in the capacity was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of such company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed nominee for election as a director of the Company is at the date hereof, or has been within 10 years before the date of this Circular, a director or executive officer of any corporation that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

As of the date of this Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

As of the date hereof, no proposed nominee for election as a director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Unless the shareholder directs that his or her shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the five nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

4.

Appointment of Auditors

At the Meeting, Shareholders will be asked to vote for the appointment of Davidson and Company LLP, Chartered Professional Accountants, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors. Davidson and Company LLP was first appointed as the auditor of the Company on January 22, 2019.

Effective January 22, 2019, BDO Canada LLP, Chartered Professional Accountants, resigned as the Company’s auditor at the Company’s request and the Board appointed Davidson and Company LLP, Chartered Professional Accountants, to act as the Company’s auditor in their place.

The Notice of Change of Auditor required pursuant to National Instrument 51-102 is attached hereto, together with the letters from BDO Canada LLP, Chartered Professional Accountants and Davidson and Company LLP, Chartered Professional Accountants, respecting the change of auditor.

Unless the Shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Davidson and Company LLP, to serve as auditors of the Company until the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters that are not known to management of the Company as of the date hereof should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting such proxy.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201, Corporate Governance Guidelines, of the Canadian Securities Administrators, establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

Three of the five current directors (Joshua Jackson, Stephen Jackson and Nancy Basi) are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Daniel Cruz is not independent as he is the Chief Financial Officer of the Company and Charlie Brezer is not independent based on the compensation received by him.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company.  This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

•

review the Company's strategies and their implementation in all key areas of the Company's activities; and

•

identify opportunities and risks affecting the Company's business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. At all meetings of the Board and committees, any independent Board member may request that all members of management, including the management director, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors' meetings without the presence of the non-independent directors. During the period from the completion of the Transaction on August 8, 2018 to the year ended November 30, 2018, one such meeting was held, at which all current directors were present. The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and therefore has not considered it necessary to appoint an independent lead director.

Participation of Directors in Other Reporting Issuers

As of the date of this Circular, none of the directors are current directors in other reporting issuers or other public companies.

Board Mandate

The Board has adopted a written mandate, a copy of which was filed as Schedule "B" to the Company's Information Circular dated May 25, 2006, as filed on SEDAR at www.sedar.com on May 30, 2006, which mandate is incorporated by reference in this Circular.

Position Descriptions

The Board has not adopted formal position descriptions for the Chair of the Board and committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a Chair, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors. The role of the Chair of the Board includes leading the Board and organizing the Board to achieve the goals of the Company; setting Board meeting agendas; leading all Board discussions; leading discussions and facilitating communications between the independent directors and management.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, management is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or who have served in executive management positions for other private and public companies with similar experience to the Company's business operations.

New Board members are encouraged to ask questions regarding the role of the Board of Directors, and its committees, and the Company's operations, and are provided with financial and narrative information regarding the Company's business and given access to information respecting the functioning of the Board of Directors and its committees. New Board members are also provided with copies of the Company's corporate governance policies, the Board mandate, the committee charters, the Company's business plan and financial statements, and minutes of previous meetings of the Board and its committees.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management's assistance; and to attend related industry seminars and visit the Company's corporate headquarters and operations. Board members have full access to the Company's records, and are provided with information about strategic issues, fiduciary duties, regulatory developments, trends in corporate governance and other issues affecting the Company, on a regular basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the Company's directors, officers and employees. This Code was filed on SEDAR at www.sedar.com on May 30, 2005, and is incorporated by reference in this Circular. Copies will be provided at no charge upon request to the Company at #202, 5626 Larch Street, Vancouver, British Columbia, V6M 4E1 or electronically at dmoroney@wiklow.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee. The Board monitors compliance with the Code through the Audit Committee and the Company's Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company to date, pertaining to any conduct of a director or executive officer, that constitutes a departure from the Code.

Additionally, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and officers of the Company and are part of the Company's orientation and continuing education process.

Nomination of Directors

The Board has adopted a charter for the Nominating and Corporate Governance Committee. The committee is currently comprised of the two independent directors, being Joshua Jackson and Stephen Jackson.

Pursuant to its charter, the responsibilities, powers and operation of the committee include, identifying and recommending new candidates for Board nomination; evaluating the effectiveness of the Board, its committees and its directors; monitoring and reviewing the Company's corporate governance practices and policies and making recommendations for changes when appropriate; and ensuring that a comprehensive orientation is received by new directors and that continuing education opportunities are available.

In connection with its responsibilities relating to Board nominations, the committee is responsible for identifying and recommending new candidates for nomination to the Board based upon: (i) the competencies and skills necessary for the Board as a whole to possess; (ii) the competencies and skills necessary for each individual director to possess; (iii) the competencies and skills which each new nominee to the Board is expected to bring; and (iv) whether the proposed nominee to the Board will be able to devote sufficient time and resources to the Company. Other members of the Board are consulted for possible candidates.

The size of the Board is reviewed on a regular basis by the committee and the Board. The committee and the Board will take into account the number of directors required to carry out the Board's duties effectively, and to maintain a diversity of view and experience.

Compensation of Directors and Senior Officers

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Executive Compensation section herein for further information.

Assessments

The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees on a regular basis. As part of the assessments, the Board reviews the mandates or charters and conducts reviews of applicable corporate policies.

AUDIT COMMITTEE

Information regarding the Company’s Audit Committee is contained in the Company’s Form 20-F (the “AIF”) filed April 12, 2019 on SEDAR.  A copy of the AIF is available on SEDAR at www.sedar.com.

STATEMENT OF EXECUTIVE COMPENSATION

The Company completed the Transaction on August 8, 2018, and the disclosure herein, refers to the Company with Liquid Canada as its wholly-owned subsidiary.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization that perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to the Company's long-term success. The Company has developed an informal employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long-term strategic issues, and to align management's interests with those of the shareholders of the Company in the sustained growth of shareholder value.

The Company does not have a formal compensation committee. The Company relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters.

Compensation Program

The Company's executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

•

promote an ownership mentality among key leadership and the Board of Directors;

•

enhance the overall performance of the Company; and

•

recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. The Company's process for determining executive compensation is relatively simple and does not include formal targets, criteria or analysis. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. Depending on the Company's financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company's common shares. Long-term incentives may be granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled "Option-Based Awards".

Risk Considerations

As the Company does not have a bonus program in place for its employees generally, and any significant bonuses for the Named Executive Officers (as defined below in the section "Summary Compensation Table") must be approved by the Board, the Board has not considered the implications of risks associated with the Company's compensation policies and practices. While the Board of Directors does not formally analyze risks associated with the Company's compensation policies and practices, these policies and practices do not include structural inconsistencies that are likely to unduly encourage or cause an executive officer to expose the Company to inappropriate or excessive risks.

Financial Instruments

No Named Executive Officer or director is permitted to purchase financial instruments to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Shares of the Company with the cumulative total return of the NASDAQ Composite Index (“NASDAQ Index”) for the period from completion of the Transaction on August 8, 2018 to November 30, 2018.

LIQUID MEDIA GROUP LTD. (“YVR”)

Comparison of Total Common Shareholders’ Return

	Aug. 31, 2018	Sept. 28, 2018	Oct. 31, 2018	Nov. 30, 2018
YVR Price (US$)	$5.45	$4.25	$3.58	$2.83
NASDAQ INDEX	8100	8046	7306	7331

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive.  These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Compensation Governance

Please see the sections above titled "Base Compensation", "Short-Term Incentives", and "Long Term Incentives" for a discussion of the practices adopted by the Board to determine compensation for directors and executive officers. The Company does not have a formal compensation committee.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company in respect of:

(a)

each individual who acted as the Chief Executive Officer ("CEO") or the Chief Financial Officer ("CFO") or acted in a similar capacity for all or any portion of the most recently completed financial year,

(b)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year, and

(c)

each individual who would have satisfied the criteria under paragraph (b) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

(collectively the "Named Executive Officers" or "NEOs").

The Company completed the Transaction on August 8, 2018. Its first financial year end after the Transaction was November 30, 2018.  Information for the 2017 and 2016 financial years reflect information for Liquid Canada, as the predecessor entity.

NEO Name and Principal Position	Fiscal Year	Salary ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity Incentive plan compensation		All Other Compen- sation ($)	Pension Value ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Daniel Cruz CFO, Interim President and director of Liquid	2018 2017 2016	120,182 (2) 100,000 (2) Nil	Nil Nil Nil	Nil 192,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	120,182 290,000 Nil

Jesse Sutton CEO of Majesco	2018 2017 2016	60,000 (3) Nil Nil	Nil Nil Nil	Nil N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	60,000 Nil Nil
Krysanne Katsoolis Former President and director of Liquid (4)	2018 2017 2016	107,162 (5) 152,390 (5) 120,000 (5)	Nil 192,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	107,162 344,390 120,000
Kyle Stevenson Former CFO and director of Liquid Canada (6)	2018 2017 2016	Nil 15,000 30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 15,000 30,000

(1)

The value of option awards reflects the grant date fair value of option based awards in the 2016, 2017, and 2018 fiscal years.  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model. The options are granted in U.S. dollars and are converted into Canadian dollars at the Bank of Canada closing rate as of the date of the options grant for accounting purposes.

(2)

Mr. Cruz charged consulting fees from Wawel Den Inc., a company controlled by Mr. Cruz.

(3)

Mr. Sutton charged consulting fees from Zift Interactive LLC., a company controlled by Mr. Sutton.

(4)

Ms. Katsoolis resigned from her role as President and a director on August 24, 2018.

(5)

Ms. Katsoolis charged consulting fees from Five Zoo C&D Inc., a company controlled by Ms. Katsoolis.

(6)

Mr. Stevenson resigned from his role as CFO and a director on May 1, 2017.

During fiscal 2017, Liquid Canada entered into formal consulting agreements with Five Zoo C&D lnc., a company controlled by Ms. Katsoolis, and Wawel Den Inc., a company controlled by Mr. Cruz, which expired on December 31, 2017.  In January 2018, a new agreement with Wawel Den Inc. was entered into which expired on December 31, 2018. The agreement with Five Zoo C&D Inc. was mutually extended on a month to month basis.

In March 2018, the Company entered into a formal consulting agreement with Zift Interactive LLC, a company controlled by Mr. Sutton.

Outstanding Option-Based Awards for Named Executive Officers

As at the end of fiscal 2018, no Named Executive Officers held any outstanding stock options. The Company has not granted any share-based awards.

Option Exercises During the Most Recently Completed Fiscal Year

No stock options were exercised by the Named Executive Officers during the most recently completed fiscal year.

Option Repricing

The Company did not reprice any stock options during the most recent fiscal year.

Value Vested or Earned During the Year

No stock options vested by the Named Executive Officers during the most recently completed fiscal year. The Company does not have a formal stock option plan. Stock options generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date.

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no arrangements that provide for payments to a Named Executive Officer, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in a Named Executive Officer's responsibilities.

Director Compensation

Directors who are also executives of the Company do not receive director's fees. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed fiscal year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-based awards (3) ($)	Non-Equity Incentive Plan Compensation ($)	All other Compensation ($)	Total Compensation ($)
Charlie Brezer (1)	120,182	Nil	Nil	Nil	Nil	120,182
Joshua Jackson	Nil	Nil	Nil	Nil	Nil	Nil
Stephen Jackson	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Mr. Brezer charged directors fees from Ispani Holdings Ltd., a company controlled by Mr. Brezer.

Outstanding Option-Based Awards for Directors

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in "Option-Based Awards".

As at the end of fiscal 2018, no directors held any outstanding stock options. The Company has not granted any share-based awards.

No stock options were exercised by the directors during the most recently completed fiscal year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

No stock options vested by the directors during the most recently completed fiscal year.

The Company does not have a formal stock option plan. Options granted generally vest over several years of service with the Company. The value vested during the year varies according to the vesting date and the market price of the underlying common shares on a selected exercise date. In the Company's fiscal year ended November 30, 2018, no stock options were exercised by directors.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLAN

The Company does not have a formal stock option plan.  The Company occasionally grants stock options to its employees, officers, directors and consultants entitling them to purchase Shares.  The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the Options are granted.  The following table sets out information regarding equity securities of the Company as of November 30, 2018.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity securities not approved by Shareholders (1)	117,000	$17.69	N/A
TOTAL	117,000	$17.69	N/A

(1)

Under the Business Corporations Act (British Columbia), equity compensation arrangements may be approved by the Board of Directors.  There is no requirement for shareholder approval.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers, and employees, proposed nominees for election as directors or their associates has been indebted to the Company or to any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiaries, except as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Financial information is provided by the audited consolidated financial statements of the Company for the financial year ended November 30, 2018 and related Management’s Discussion & Analysis, which have been filed on SEDAR. Shareholders may also contact the Corporate Secretary of the Company to request a copy of these documents at Suite 202 - 5626 Larch Street, Vancouver, British Columbia V6M 4E1 – telephone (604) 696-4236.

BOARD APPROVAL

The Board has approved the content and distribution of this Management Information Circular.

DATED at Vancouver, British Columbia, this 7th day of January, 2020.

BY ORDER OF THE BOARD

/s/ Joshua Jackson

Joshua Jackson,

Chair

British Columbia Securities Commission

NOTICE OF CHANGE OF AUDITOR

LIQUID MEDIA GROUP LTD.

Liquid Media Group Ltd. (the "Company") hereby gives notice, pursuant to section 4.11 of National Instrument 51- 102 – *Continuous Disclosure Obligations* ("**NI 51-102**") as follows:

1. At the request of the Company, BDO Canada LLP has resigned as auditors of the Company effective January 22, 2019, and Davidson and Company LLP has been appointed as auditors of the Company effective January 22, 2019.

2. Both the resignation of BDO Canada LLP ("**Former Auditor**") and the appointment of Davidson and Company LLP were considered and approved by the board of directors and the audit committee of the Company.

3. There are no reservations or modified opinions in the Former Auditor's reports for the Company's financial statements for the "relevant period" (as defined in NI 51-102) nor any "reportable events" (as defined in NI 51-102) in connection with the audits by BDO Canada LLP during the "relevant period".

DATED as of the 22nd day of January, 2019

DAVIDSON & COMPANY LLP —— Chartered Professional Accountants ——

January 28, 2019

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs / Mesdames:

Re: Liquid Media Group Ltd. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 22, 2019 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

A member of Nexia International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

BDO

Tel: 604 688 5421
Fax: 604 688 5132
www.bdo.ca

BDO Canada LLP
600 Cathedral Place
925 West Georgia Street
Vancouver BC V6C 3L2 Canada

January 28, 2019

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Liquid Media Group Ltd.
Notice of Change of Auditor dated January 22, 2019

Pursuant to National Instrument 51-102 (Section 4.11) we have read the above noted Notice of Change of Auditor of Liquid Media Group Ltd. dated January 22, 2019 ("Notice"). We confirm our agreement with the statements made in the Notice pertaining to our firm.

Yours very truly,

(signed) "BDO CANADA LLP"

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.